Exhibit 21.1

LIST OF SUBSIDIARIES

Name	State of Incorporation

Hallmark Human Resources, Inc.. (100% owned)	Colorado
PAS Services, Inc.* (100% owned)	California
Global Administrative Services, Inc.* (100% owned)	Alabama
Global Administrative Services II, Inc.* (100% owned)	Alabama
Global ASO, Inc. (100% owned)	Alabama
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* Subsidiary of Hallmark Human Resources, Inc.